UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
INVESCO LTD.
(Name of Issuer)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

G491BT108
(CUSIP Number)

Brian L. Schorr, Esq. Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.: (212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,504,114
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,504,114
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,504,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.53%*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 460,750,636 shares of Common Stock outstanding as of January 31, 2022, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,504,114
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,504,114
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,504,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.53%*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 460,750,636 shares of Common Stock outstanding as of January 31, 2022, as reported in the Issuer’s Form 10-K.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,504,114
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,504,114
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,504,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.53%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 460,750,636 shares of Common Stock outstanding as of January 31, 2022, as reported in the Issuer’s Form 10-K.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,504,114
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,504,114
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,504,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.53%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 460,750,636 shares of Common Stock outstanding as of January 31, 2022, as reported in the Issuer’s Form 10-K.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,504,114
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,504,114
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,504,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.53%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 460,750,636 shares of Common Stock outstanding as of January 31, 2022, as reported in the Issuer’s Form 10-K.

1	NAME OF REPORTING PERSON Trian Partners AM Holdco, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 85-0622810
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 48,490,480
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 48,490,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,490,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.52%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 460,750,636 shares of Common Stock outstanding as of January 31, 2022, as reported in the Issuer’s Form 10-K.

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 22, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on November 5, 2020, Amendment No. 2 (“Amendment No. 2”) filed on December 15, 2021, and Amendment No. 3 (“Amendment No. 3”) filed on February 1, 2022 (as amended, the “Schedule 13D”), relating to the Common Stock, par value $0.20 per share (the “Shares”), of Invesco Ltd., a Bermuda exempted company (the “Issuer”). The address of the principal executive office of the Issuer is 1555 Peachtree Street, NE., Suite 1800, Atlanta, Georgia 30309.

Capitalized terms not defined herein shall have the meanings ascribed to them in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Items 3, 5 and 6 of the Schedule 13D are hereby amended and supplemented as follows:

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Since the filing of Amendment No. 3, Trian AM Holdco has purchased 6,768,053 Shares in the open market for an aggregate purchase price of $139,928,259 (including commissions).  The source of funding for the transactions referred to in this Item 3 was the general working capital of Trian AM Holdco and/or other funds and investment vehicles managed by Trian Management.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a) As of 4:00 p.m., New York City time, on March 25, 2022, the Reporting Persons beneficially owned, in the aggregate, 48,504,114 Shares, representing approximately 10.53% of the Issuer’s outstanding Shares (calculated based on 460,750,636 Shares outstanding as of January 31, 2022, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2021).

(b) Trian AM Holdco beneficially and directly owns and has sole voting power and sole dispositive power with regard to 48,490,480 Shares, except to the extent that other Reporting Persons as described in this Item 5(b) may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

(c)   Set forth in the table below and in Item 6 are all transactions with respect to the Shares effected during the past sixty days, inclusive of all transactions effected through 4:00 pm, New York City time, on March 25, 2022.  All such transactions listed in the table below were effected in the open market.  The prices set forth in the table do not include commissions.

Fund	Date	Shares	Price	Type
Trian Partners AM Holdco, Ltd.	2/7/2022	665,498	$23.1442	Sale
Trian Partners AM Holdco, Ltd.	2/8/2022	2,146,687	$23.1752	Sale
Trian Partners AM Holdco, Ltd.	2/9/2022	922,815	$23.5679	Sale
Trian Partners AM Holdco, Ltd.	3/7/2022	1,250,000	$18.6956	Purchase
Trian Partners AM Holdco, Ltd.	3/8/2022	750,000	$19.4222	Purchase
Trian Partners AM Holdco, Ltd.	3/9/2022	650,000	$20.1781	Purchase
Trian Partners AM Holdco, Ltd.	3/10/2022	122,973	$19.8245	Purchase
Trian Partners AM Holdco, Ltd.	3/18/2022	750,000	$21.3257	Purchase
Trian Partners AM Holdco, Ltd.	3/21/2022	725,000	$21.3286	Purchase
Trian Partners AM Holdco, Ltd.	3/22/2022	20,000	$21.7152	Purchase
Trian Partners AM Holdco, Ltd.	3/23/2022	1,097,563	$21.5087	Purchase
Trian Partners AM Holdco, Ltd.	3/24/2022	682,437	$21.7693	Purchase
Trian Partners AM Holdco, Ltd.	3/25/2022	720,080	$22.0065	Purchase

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

As previously disclosed in Amendment No. 2, each of Nelson Peltz and Ed Garden, in their capacities as directors of the Issuer, received 5,807 Director Shares on May 15, 2021. Each of Mr. Peltz and Mr. Garden forfeited 1,399 of these Director Shares immediately following their resignation from the Board on February 1, 2022.

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2022

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS AM HOLDCO, LTD.

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Director

/s/ NELSON PELTZ Nelson Peltz

/s/ PETER W. MAY Peter W. May

/s/ EDWARD P. GARDEN Edward P. Garden